Exhibit 11.1

CPI Corp.
Computation of Per Common Share Earnings (Loss) - Diluted
(Unaudited)

thousands, except share and per share data	12 Weeks Ended		24 Weeks Ended
	July 21, 2007	July 22, 2006	July 21, 2007	July 22, 2006
	(Restated)		(Restated)
Diluted:
Net earnings (loss) applicable to common shares	$(4,561)	$640	$(2,006)	$2,484

Shares:
Weighted average number of common shares outstanding	17,005,685	16,960,253	16,993,715	16,970,650

Shares issuable under employee stock plans - weighted average	-	-	-	-

Dilutive effect of exercise of certain stock options	- *	26,457	- **	20,022

Less: Treasury stock - weighted average	(10,619,570)	(10,617,932)	(10,618,935)	(10,617,065)

Weighted average number of common and common	6,386,115	6,368,778	6,374,780	6,373,607
equivalent shares outstanding

Net earnings (loss) per common and common equivalent shares	$(0.71)	$0.10	$(0.31)	$0.39

*	The effect of stock options in the amount of 27,559 shares were not considered as the effect is antidilutive.

**	The effect of stock options in the amount of 26,142 shares were not considered as the effect is antidilutive.